UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ________)*

IBT Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title or Class of Securities)

44923F108

(CUSIP Number)

December 31, 2004 Year End

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

CUSIP No. 44923F108

1) Names of Reporting Persons

IRS Identification No. Of Above Persons

S & T Bancorp, Inc

25-1434426

2) Check the Appropriate Box if a Member of a Group (See Instructions)

a) [ ]

b) [ ]

3) SEC USE ONLY

4) Citizenship or Place of Organization - United States

Number of Shares 5) Sole Voting Power 230,087

Beneficially Owned 6) Shared Voting Power -0-

By Each Reporting 7) Sole Dispositive Power 230,087

Person With: 8) Shared Dispositive Power -0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person

230,087

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See

Instructions) [ ]

11) Percent of Class Represented by Amount in Row (9) 7.8%

12) Type of Reporting Person (See Instructions) HC

ITEM 1(a) - NAME OF ISSUER:

IBT Bancorp, Inc.

ITEM 1(b) - ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

309 Main Street

Irwin, PA 15642

ITEM 2(a) - NAME OF PERSON FILING:

S & T Bancorp, Inc.

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

800 Philadelphia Street

Indiana, PA 15701

ITEM 2(c) - CITIZENSHIP:

Pennsylvania, United States

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e) - CUSIP NUMBER:

44923F108

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b),

CHECK WHETHER THE PERSON FILING IS A:

(a)[ ] Broker or dealer registered under Section 15 of the Exchange Act;

(b)[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)[ ] Insurance Company as defined in Section 3(a)(19) of the Exchange

Act;

(d)[ ] Investment Company registered under Section 8 of the Investment

Company Act;

(e)[ ] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)[ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule

13d-1(b)(1)(ii)(F);

(g)[ ] A Parent Holding Company or Control Person in accordance with Rule

13d-1(b)(1)(ii)(G);

(h)[ ] A Savings Association as defined in Section 3(b) of the Federal

Deposit Insurance Act;

(i)[ ] A Church Plan that is excluded from the definition of an

Investment Company under Section 3(c)(14) of the Investment Company

Act;

(j)[ ] Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2004:

(a) Amount Beneficially Owned: 230,087

(b) Percent of Class: 7.8%

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote 230,087

(ii) shared power to vote or to direct the vote -0-

(iii) sole power to dispose or to direct the disposition of 230,087

(iv) shared power to dispose or to direct the disposition of -0-

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED

THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

See Exhibit I.

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2005

Date

By: /s/ Robert E. Rout

Signature - S & T Bancorp, Inc.

Robert E. Rout, Senior Executive Vice President,

Secretary & CFO

Name & Title

EXHIBIT I

The shares reported on the attached Schedule 13G are beneficially owned by the following direct or indirect subsidiaries of S&T Bancorp, Inc.:

9th Street Holdings, Inc. 51-0310095

Two Greenville Crossing

4005 Kennett Pike - Suite 220

Greenville, DE 19807

S & T Bank

800 Philadelphia Street

Indiana, PA 15701

S&T Bancholdings, Inc. 30-0105475

Two Greenville Crossing

4005 Kennett Pike - Suite 220

Greenville, DE 19807